United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, offices 1101, 1701 and 1801, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces early tender results of cash tender offers for notes due 2034, 2039 and 2036

Rio de Janeiro, March 7, 2025 – Vale Overseas Limited (“Vale Overseas” or the “Offeror”), a wholly owned subsidiary of Vale S.A. (“Vale”), further to the press release issued earlier today, announces the early tender results of the previously announced offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of Notes (as defined below) validly tendered in the Offers not to exceed US$450,000,000, excluding any premium and any accrued and unpaid interest (the “Maximum Principal Amount”), of the outstanding notes issued by Vale Overseas of the series of notes as set forth in the table below (the “Notes”). The Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated as of February 24, 2025 (the “Offer to Purchase”).

Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding	Acceptance Priority Level	Principal Amount Validly Tendered	Principal Amount Accepted for Purchase
8.250% Guaranteed Notes due 2034	91911TAE3 / US91911TAE38	US$438,337,000	1	US$103,433,000	US$103,433,000
6.875% Guaranteed Notes due 2039	91911TAK9 / US91911TAK97	US$1,061,600,000	2	US$170,555,000	US$170,555,000
6.875% Guaranteed Notes due 2036	91911TAH6 / US91911TAH68	US$916,425,000	3	US$49,977,000	US$49,977,000

As of 5:00 p.m., New York City time, on March 7, 2025 (the “Early Tender Date”), US$323,965,000 in aggregate principal amount of Notes has been validly tendered and not validly withdrawn. Because the aggregate principal amount of Notes validly tendered in the Offers and not validly withdrawn do not exceed the Maximum Principal Amount, the Offeror has accepted for purchase all of the Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date.

If the aggregate principal amount of Notes validly tendered in the Offers on or prior to the Expiration Date exceeds the Maximum Principal Amount, then the Offeror will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) (i) accept for purchase, in accordance with their Acceptance Priority Levels (as defined in the Offer to Purchase), the maximum aggregate principal amount of Notes tendered after the Early Tender Date and on or prior to the Expiration Date that can accepted without exceeding the Maximum Principal Amount, and (ii) prorate the series of Notes tendered after the Early Tender Date and on or prior to the Expiration Date, and accepted for purchase in the Offers in accordance with the Acceptance Priority Procedures, as described in the Offer to Purchase. The Offeror expressly reserves its right, in its sole discretion and subject to applicable law, to increase the Maximum Principal Amount without extending withdrawal rights.

As previously announced, the applicable Total Consideration (as defined in the Offer to Purchase) payable per US$1,000 principal amount of Notes tendered and accepted for purchase has been determined by the Dealer Managers based on the applicable fixed spread for each series of Notes plus the applicable yield-to-maturity of the Reference U.S. Treasury Security for that series of Notes as of 11:00 a.m., New York City time, on March 7, 2025. Payment of the applicable Total Consideration and accrued and unpaid interest for the Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on March 12, 2025. The Offers will expire at 5:00 p.m., New York City time, on March 24, 2025. Holders who validly tender their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Tender Consideration (as defined in the Offer to Purchase) and accrued and unpaid interest. The applicable “Tender Consideration” is equal to the applicable Total Consideration minus the applicable Early Tender Payment. The Tender Consideration is expected to be paid on the Final Settlement Date, which is expected to occur on March 26, 2025.

Vale has retained BMO Capital Markets Corp., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 714-3310 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), BofA Securities, Inc. by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (US toll free), Credit Agricole Securities (USA) Inc. by telephone at +1 (212) 261-7802 (collect) or +1 (866) 807-6030 (US toll free), HSBC Securities (USA) Inc. by telephone at +1 (212) 525-5552 (collect) or +1 (888) HSBC-4LM (US toll free), or J.P. Morgan Securities LLC by telephone at +1 (212) 834-3554 (collect) or +1 (866) 834-4666 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offeror. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ Rodrigo Sebollela Duque Estrada Regis
Name: Rodrigo Sebollela Duque Estrada Regis Title: Attorney-in-fact

Date: March 7, 2025